FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 5, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Rita Walfisch	IR manager	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Interim management report - First nine months 2009 results Difficult economic environment continues to put pressure on revenues; cost efficiency remains the key priority

Budapest — November 5, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2009, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues were down by 4.4% to HUF 480.6 bn (EUR 1,693.4 m) in the first nine months of 2009 over the same period in 2008. The revenue decline reflects the reversal of provisions related to fixed to mobile traffic revenues booked in the amount of HUF 8.5 bn in the second quarter of 2008. Excluding the provision reversal, revenues were down by 2.8% as a result of a decrease in both fixed and mobile voice revenues and fixed line internet revenues in Hungary. These declines were partly offset by the higher revenue contribution of the international subsidiaries driven by the translation impact of the weakening forint, as well as by growth in mobile internet and TV revenues.

•                  EBITDA declined by 5.4% to HUF 202.3 bn, with an EBITDA margin of 42.1% in the first nine months of 2009. Underlying EBITDA, which is EBITDA excluding investigation-related costs, severance payments and accruals, and related provision reversals, decreased by 6.6% to HUF 206.5 bn with an underlying EBITDA margin of 43.0%. Excluding the reversal of provisions in the amount of HUF 8.5 bn related to fixed to mobile traffic revenues booked in 2008, EBITDA was down by 2.9% in the first nine months of 2009 compared to the same period in 2008.

Details of special influences (HUF bn)	Q3 2008	YTD 2008	Q3 2009	YTD 2009
Investigation-related costs	0.5	3.9	1.5	5.1
Severance payments and accruals	1.2	3.3	0.3	1.3
Severance related provision reversals	0	0	-2.2	-2.2
Total Special Influence	1.7	7.2	0.4	4.2

•                  Profit attributable to equity holders of the company (net income) decreased by 16.1%, from HUF 80.4 bn (EUR 324.5 m) to HUF 67.4 bn (EUR 237.6 m). In addition to lower EBITDA, the decline was also due to higher net financial expenses partly offset by lower depreciation and amortization expenses, as well as lower income tax in the first nine months of 2009. Net financial expenses rose driven by higher interest rates and the enlarged loan portfolio. Depreciation expenses decreased due to the extension of the useful life of a number of assets during 2008 and beginning of 2009. Income taxes declined as a result of the new Macedonian tax regime, under which no current and deferred taxes should be accounted until the dividend has been paid out of net income.

•                  Net cash generated from operating activities decreased from HUF 153.8 bn to HUF 147.7 bn. The lower EBITDA and higher interest charges were partly offset by the lower level of income tax paid.

•                  Investments in tangible and intangible assets (CAPEX) increased by HUF 13.6 bn to HUF 71.5 bn in the first nine months of 2009 compared to the same period of last year mainly driven by the increase in

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satellite TV subscriptions and the fibre network rollout, while the weakening of the forint also inflated this year’s spending. Of the total CAPEX, HUF 20.2 bn is related to the Consumer Services Business Unit, HUF 2.1 bn to the Business Services Business Unit, HUF 2.0 bn to Group Headquarters, HUF 35.9 bn to the Technology Business Unit, while in Macedonia and Montenegro the CAPEX spending was HUF 8.3 bn and HUF 2.7 bn, respectively.

•                  Net debt increased from HUF 271.2 bn to HUF 284.3 bn by the end of September 2009 compared to the end of September 2008 level. The net debt ratio (net debt to net debt plus total equity) was 32.3% at the end of September 2009.

Christopher Mattheisen, Chairman and CEO commented: “In the third quarter, Magyar Telekom continued to face strong headwinds across all segments resulting from the recessionary economic environment and the government’s austerity measures. Customer behavior, from both a corporate and residential perspective, was characterized by an increased retrenchment towards telecom spending, leading to further pressure on traditional voice revenues.

To mitigate the impacts of this unfavorable operating environment, we implemented several countermeasures over the past quarters that have now started to bear fruit. In line with our strategic goal to strengthen Magyar Telekom’s position as a fully integrated service provider, we increased our presence in the TV market via our satellite TV and IPTV sales, and reinforced our market leadership in the SI/IT segment. Consequently, we have managed to improve our positions in these segments, while sustaining market shares in our core markets.

Despite the decline in revenue, third quarter underlying EBITDA was broadly stable compared to the same period last year with an EBITDA margin of over 44% thanks to our strong commitment to improving cost efficiency within the Group. In addition, we made further progress in increasing headcount productivity and have reached an agreement with the trade unions on the wage development, headcount reduction and decrease in additional employee allowances at the parent company for 2010. As a result, Total Workforce Management related costs will be reduced by HUF 6.5 bn in 2010 compared to the 2008 level, which represents a reduction of more than 5% over the two year period.

Looking forward to the rest of the year, we maintain our target of around 2% revenue decline; however, we expect current trends, such as the significant reduction in private consumption and heavily scaled back spend by corporates, to continue to put strong pressure on our top line. Furthermore, strengthening of the forint may also have an adverse impact on our results by lowering the contribution of our international subsidiaries. We also maintain guidance of up to a 5% contraction in underlying EBITDA and nominally flat CAPEX.”

Q3 2009 results analyis

Group

•                  Revenues declined by 4.2% in Q3 2009 compared to the same quarter in 2008. The unfavourable economic environment resulted in lower retail voice revenues across all markets, while cuts in the Hungarian mobile termination rates caused mobile wholesale revenues to decline. These could not be offset by the increasing TV revenues and the higher contribution of the Macedonian subsidiary driven by the translation impact caused by the weaker forint.

•                  EBITDA increased by 2.4%. However, excluding the special influences EBITDA was down 0.6% in the third quarter of 2009. As a result of our cost cutting measures, visible in both employee related expenses and in other cost items such as marketing expenses, we were able to offset the decline in revenues. EBITDA was also supported by the lower outpayments to mobile operators due to the cut in the mobile termination rate.

Consumer Services Business Unit (CBU)

Revenues before intersegment elimination fell by 5.6% to HUF 81.0 bn and EBITDA declined by 1.8% to HUF 48.0 bn in Q3 2009 compared to the same period of last year. EBITDA margin rose from 57.0% to 59.3% in the third quarter of 2009, thanks to our efficiency improvement efforts that could more than

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counterbalance the margin dilution related to the changing revenue mix. CAPEX amounted to HUF 5.2 bn in the third quarter with a significant portion related to satellite TV and IPTV sales.

•                  Fixed line revenues declined by 5.8% in Q3 2009, driven mostly by the reduction in voice revenues as mobile substitution and migration towards different IP-based solutions resulted in increased churn in our customer base, putting pressure on traffic volume and average tariff levels. In addition, although the number of broadband customers continued to increase reaching 576,000, internet revenues decreased by 7.5%, reflecting the declining prices and the increasing migration towards lower priced packages. TV related revenues grew further thanks to the solid demand for our TV products. The number of total TV customers was close to 584,000 by the end of September with growth mostly driven by our satellite TV service, while demand for IPTV also strengthened.

•                  Mobile revenues recorded a decline of 5.3% to HUF 48.2 bn in the third quarter. Although T-Mobile’s residential customer base decreased compared to end-September last year, mainly due to the increased churn of inactive customers and cancellations of multiple SIM cards, T-Mobile was still able to slightly increase its market share to 44.2% of total SIM cards by end-September 2009. In addition to a decline in the customer base, usage also showed a negative trend, driven by the lower consumer disposable income. As average tariff levels decreased compared to the same period last year and mobile termination rates were reduced effective from January 2009, ARPU showed an 8.0% decrease year-on-year.

Business Services Business Unit (BBU)

Revenues before intersegment elimination were down by 8.0% to HUF 39.0 bn while EBITDA decreased by 7.2% to HUF 20.4 bn. Consequently, the EBITDA margin rose from 51.9% to 52.4% in Q3 2009. The moderate improvement in the EBITDA margin was due to the implemented efficiency improvement measures that could partly offset the revenue decline.

•                  Fixed line revenues were down by 12.8% reflecting the recessionary impacts in the Hungarian economy which lead to rationalization and cost cutting initiatives at our key corporate clients and a reduction in their telecommunications spending. As a result, both voice and internet customer numbers decreased, while usage also declined driven by mobile substitution, resulting in lower voice and internet revenues.

•                  Mobile revenues decreased by 2.4%. The above-mentioned recessionary impacts had a similar effect on the mobile spending of our corporate clients. Consequently, churn remained high whilst average tariff levels continued to decline in the third quarter of this year. Although non-voice revenues are rapidly increasing (23.3% of corporate client ARPU) thanks to the increasing mobile broadband usage, ARPU was still down by 16.5% in the first nine months of this year compared to the same period of last year.

•                  SI/IT revenues declined by 11.2% in the third quarter of 2009. The decline was driven by the lower investment levels, both at the private and the public sector, in response to the current economic environment.

Macedonia

In Macedonia, revenues were up by 12.0% in Q3 2009 with EBITDA increasing by 4.5%. However, excluding the strong FX impact (the forint weakened on average by 14.0% to the Denar in the third quarter 2009 against the same period last year), revenues were down by 1.8%, and EBITDA declined by 8.3%, mainly driven by increased mobile equipment sales in relation to retention campaigns. EBITDA margin declined from 58.3% to 54.5% in the third quarter reflecting the intensifying competition in all segments.

•                  Fixed line revenues declined by 10.6% in local currency terms, driven by increasing competition from alternative and mobile operators. The intense competitive pressure coupled with the unfavourable economic environment resulted in an elevated annual churn rate and a further decline in outgoing traffic volumes. The voice revenue decline was partly offset by growing internet and IPTV revenues driven by the expanding customer base.

•                  Mobile revenues were up by 5.6% in local currency terms thanks to the growing customer base and improving customer mix. Whilst usage also increased, it could not counterbalance competition driven tariff reductions that led to a decline in ARPU levels. Non-voice revenues also increased and should gain further impetus from the 3G services launched in June this year.

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Montenegro

Revenues of the Montenegrin subsidiary were up by 2.0% driven by the weakening of the Hungarian forint against the euro (the forint weakened on average by 14.1% to the euro in the third quarter). EBITDA was up by 65.6% due to the HUF 0.9 bn headcount-reduction related severance expense in the third quarter of 2008, while in the third quarter of 2009 a HUF 1.0 bn provision (created in Q1 2007) related to litigation in connection with a voluntary redundancy program was reversed. In local currencies, revenues declined by 10.6% and EBITDA, excluding severance expenses and the provision reversal, was down by 13.0% with an EBITDA margin of 39.9%.

•                  Fixed line revenues declined by 1.8% in local currency terms in Q3 2009 driven by lower voice retail revenues, mostly offset by increasing internet and TV revenues. The decrease in voice revenues was caused by the high mobile substitution. Since the entrance of the third mobile operator, competition in the mobile market intensified, driving mobile tariffs down and leading to decreasing mobility premiums. On the other hand, both internet and TV revenues grew considerably thanks to the strong increases in the number of ADSL and IPTV customers.

•                  Mobile revenues were down by 17.9% in local currency terms in Q3 2009. Major elements of the decline were the fallout in visitor revenues caused by the negative impact of the economic recession on tourism in Montenegro as well as the fierce competition generated by the third mobile operator. Furthermore, despite strong growth in the mobile customer base, retail voice revenues declined driven by lower usage and a decrease in tariff levels. These trends were somewhat mitigated by the increase in non-voice revenues, supported by the higher customer base and growing number of mobile internet users.

Technology Business Unit (TBU)

Technology Business Unit is a cost centre responsible for the operations and development of the mobile and fixed network as well as IT management. Network and IT related investments are also generated by TBU. Revenues at TBU increased by 5.2% to HUF 2.7 bn and EBITDA increased by 11.9% to HUF -10.5 bn. CAPEX amounted to HUF 10.5 bn in Q3 2009, mainly driven by the rollout of the fibre optic network and improvements in the cable and mobile broadband networks.

Group Headquarters

Revenues before intersegment elimination were down by 11.4% to HUF 34.3 bn. The revenue decline was mainly driven by lower wholesale revenues, especially within mobile revenues, reflecting the 15% cut in mobile termination rates since the beginning of this year. EBITDA increased to HUF -3.0 bn driven by savings in the employee-related expenses and the reversal of the HUF 1.2 bn severance provision that more than offset the increase in investigation-related expenses (HUF 1.5 bn in Q3 2009 against HUF 0.5 bn in Q3 2008).

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The business activities of Magyar Telekom are managed by two business units: Consumer services (the home-related services brand T-Home and the mobile communications brand T-Mobile) and Business services (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q3 2009 results please visit our website (www.telekom.hu/english/investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

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MAGYAR TELEKOM

Consolidated

Balance Sheets - IFRS

(HUF million)

	December 31, 2008	September 30, 2009
	(Audited)	(Unaudited)	% change

ASSETS

Current assets

Cash and cash equivalents	66,680	51,813	(22.3)%
Trade and other receivables	101,895	105,480	3.5%
Other current financial assets	68,498	86,447	26.2%
Current income tax receivable	2,676	4,955	85.2%
Inventories	13,291	10,041	(24.5)%
Non current assests held for sale	1,775	2,581	45.4%

Total current assets	254,815	261,317	2.6%

Non current assets

Property, plant and equipment - net	543,689	548,446	0.9%
Intangible assets - net	337,692	335,198	(0.7)%
Investments in associates and joint ventures	4,136	179	(95.7)%
Deferred tax assets	1,590	1,741	9.5%
Other non current financial assets	26,094	26,110	0.1%
Other non current assets	840	1,121	33.5%

Total non current assets	914,041	912,795	(0.1)%

Total assets	1,168,856	1,174,112	0.4%

LIABILITIES

Current liabilities

Financial liabilities to related parties	96,331	122,090	26.7%
Other financial liabilities	36,623	37,667	2.9%
Trade payables	92,340	67,825	(26.5)%
Current income tax payable	1,697	2,473	45.7%
Provisions	17,235	8,172	(52.6)%
Other current liabilities	37,210	38,025	2.2%

Total current liabilities	281,436	276,252	(1.8)%

Non current liabilities

Financial liabilities to related parties	243,097	246,161	1.3%
Other financial liabilities	22,910	27,212	18.8%
Deferred tax liabilities	11,071	19,553	76.6%
Provisions	9,417	7,973	(15.3)%
Other non current liabilities	583	942	61.6%

Total non current liabilities	287,078	301,841	5.1%

Total liabilities	568,514	578,093	1.7%

EQUITY

Shareholders’ equity
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(1,179)	0.0%
Cumulative translation adjustment	5,787	9,531	64.7%
Retained earnings	401,001	391,398	(2.4)%
Total shareholders’ equity	537,263	531,404	(1.1)%
Minority interests	63,079	64,615	2.4%
Total equity	600,342	596,019	(0.7)%

Total liabilities and equity	1,168,856	1,174,112	0.4%

MAGYAR TELEKOM

Consolidated

Income Statements - IFRS

(HUF million)

	9 months ended September 30,		%
	2008	2009	change
	(Unaudited)	(Unaudited)

Revenues

Voice - retail	116,633	97,945	(16.0)%
Voice - wholesale	16,419	16,026	(2.4)%
Internet	45,275	41,660	(8.0)%
Data	21,460	23,282	8.5%
TV	14,116	17,001	20.4%
Equipment	4,073	3,474	(14.7)%
Other fixed line revenues	9,454	7,752	(18.0)%

Fixed line revenues	227,430	207,140	(8.9)%

Voice - retail	147,959	146,293	(1.1)%
Voice - wholesale	34,471	31,239	(9.4)%
Visitor	4,693	4,121	(12.2)%
Non-voice	37,369	40,932	9.5%
Equipment and activation	14,616	14,260	(2.4)%
Other mobile revenues	6,242	6,223	(0.3)%

Mobile revenues	245,350	243,068	(0.9)%

System Integration/Information Technology revenues	30,054	30,406	1.2%

Total revenues	502,834	480,614	(4.4)%

Expenses

Voice-, data- and Internet-related payments	(58,964)	(53,556)	(9.2)%
Cost of equipment	(28,049)	(27,587)	(1.6)%
Payments to agents and other subcontractors	(31,728)	(32,953)	3.9%
Total expenses directly related to revenues	(118,741)	(114,096)	(3.9)%
Employee-related expenses	(72,089)	(68,953)	(4.4)%
Depreciation and amortization	(79,184)	(76,337)	(3.6)%
Other operating expenses - net	(98,156)	(95,306)	(2.9)%

Total operating expenses	(368,170)	(354,692)	(3.7)%

Operating profit	134,664	125,922	(6.5)%

Net financial expenses	(20,696)	(25,671)	24.0%

Share of associates’ profits	717	(116)	n.m.

Profit before income tax	114,685	100,135	(12.7)%

Income tax	(24,020)	(19,684)	(18.1)%

Profit for the period	90,665	80,451	(11.3)%

Attributable to:
Equity holders of the Company (Net income)	80,381	67,435	(16.1)%
Minority interests	10,284	13,016	26.6%
	90,665	80,451	(11.3)%

Basic earnings per share (HUF)	77.20	64.76	(16.1)%
Diluted earnings per share (HUF)	77.20	64.76	(16.1)%

MAGYAR TELEKOM

Consolidated

Cashflow Statements - IFRS

(HUF million)

	9 months ended September 30,		%
	2008	2009	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Profit for the year	90,665	80,451	(11.3)%
Depreciation and amortization	79,184	76,337	(3.6)%
Income tax expense	24,020	19,684	(18.1)%
Net finance expenses	20,696	25,671	24.0%
Share of associates’ and joint ventures’ profits	(717)	116	n.m.
Change in assets carried as working capital	(1,392)	1,830	n.m.
Change in liabilities carried as working capital	(18,004)	(20,344)	13.0%
Income tax paid	(14,616)	(13,002)	(11.0)%
Dividend received	121	2,149	1,676.0%
Interest and other financial charges paid	(24,343)	(28,886)	18.7%
Interest received	5,522	6,599	19.5%
Other cashflows from operations	(7,310)	(2,891)	(60.5)%

Net cash generated from operating activities	153,826	147,714	(4.0)%

Cashflows from investing activities

Investments in tangible and intangible assets	(57,951)	(71,544)	23.5%
Adjustments to cash purchases	(16,770)	(11,616)	(30.7)%
Purchase of subsidiaries and business units	(387)	(1,435)	270.8%
Proceeds from / (Payments for) other financial assets - net	11,867	(15,128)	n.m.
Proceeds from disposal of subsidiaries	1,270	0	(100.0)%
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	8,271	889	(89.3)%

Net cash used in investing activities	(53,700)	(98,834)	84.0%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(95,269)	(93,619)	(1.7)%
Net proceeds from loans and other borrowings	19,062	29,184	53.1%

Net cash used in financing activities	(76,207)	(64,435)	(15.4)%

Exchange gains / (losses) on cash and cash equivalents	(1,854)	688	n.m.

Change in cash and cash equivalents	22,065	(14,867)	n.m.

Cash and cash equivalents, beginning of period	47,666	66,680	39.9%

Cash and cash equivalents, end of period	69,731	51,813	(25.7)%

Change in cash and cash equivalents	22,065	(14,867)	n.m.

Summary of key operating statistics

GROUP	Sep 30, 2008	Sep 30, 2009	% change

EBITDA margin	42.5%	42.1%	n.a.
Operating margin	26.8%	26.2%	n.a.
Net income margin	16.0%	14.0%	n.a.
CAPEX to Sales	11.5%	14.9%	n.a.
ROA	9.5%	7.7%	n.a.
ROE	20.9%	16.8%	n.a.
Net debt	271,160	284,272	4.8%
Net debt / net debt + total capital	32.3%	32.3%	n.a.
Number of employees (closing full equivalent)	10,564	10,826	2.5%

Consumer Business Unit	Sep 30, 2008	Sep 30, 2009	% change

Fixed line operations

Voice services
Total voice access (1)	1,956,333	1,788,528	(8.6)%
Payphone	17,946	15,382	(14.3)%
Total outgoing traffic (thousand minutes) (1)	2,682,371	2,353,526	(12.3)%
Blended MOU (outgoing)	150	157	4.7%
Blended ARPA (HUF)	3,657	3,623	(0.9)%

Data products
Retail DSL market share (estimated) (2)	54%	57%	n.a.
Cable broadband market share (estimated) (2)	17%	19%	n.a.
Number of retail DSL customers	400,160	427,816	6.9%
Number of cable broadband customers	118,652	145,472	22.6%
Number of fiber optic connections	0	2,848	n.a.
Total retail broadband customers	518,812	576,136	11.0%
Blended broadband ARPU (HUF)	5,181	4,496	(13.2)%

TV services
Number of cable TV customers	417,329	409,197	(1.9)%
Number of satellite TV customers	0	121,563	n.a.
Number of IPTV customers	18,580	53,176	186.2%
Total TV customers	435,909	583,936	34.0%
Blended TV ARPU (HUF)	3,548	3,294	(7.2)%

Mobile operations

Mobile penetration (2)	117.2%	117.6%	n.a.
Mobile SIM market share (2)	43.8%	44.2%	n.a.
Number of customers (RPC)	4,477,670	4,444,828	(0.7)%
Postpaid share in the RPC base	28.9%	32.4%	n.a.
MOU	126	124	(1.6)%
ARPU (HUF)	3,415	3,141	(8.0)%
Postpaid	7,335	6,534	(10.9)%
Prepaid	1,877	1,654	(11.9)%
Overall churn rate	16.7%	24.1%	n.a.
Postpaid	11.5%	15.2%	n.a.
Prepaid	18.8%	28.0%	n.a.
Ratio of non-voice revenues in ARPU	14.8%	16.3%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	6,076	7,434	22.4%
Number of mobile broadband subscriptions	n.a.	268,179	n.a.
Mobile broadband market share (2)	n.a.	47.1%	n.a.
Population-based indoor 3G coverage (2)	n.a.	62.5%	n.a.

Business Services Business Unit	Sep 30, 2008	Sep 30, 2009	% change

Fixed line operations

Voice services
Business	112,542	102,035	(9.3)%
Managed leased lines (Flex-Com connections)	6,468	4,954	(23.4)%
ISDN channels	290,460	276,464	(4.8)%
Total lines	409,470	383,453	(6.4)%
Total outgoing traffic (thousand minutes)	618,348	503,372	(18.6)%
MOU (outgoing)	196	180	(8.2)%
ARPU (HUF)	5,486	5,229	(4.7)%

Data products
Number of leased line Internet subscribers	618	562	(9.1)%
Number of retail DSL customers	31,713	32,132	1.3%
Number of wholesale DSL access	197,552	170,253	(13.8)%
Number of total DSL access	229,265	202,385	(11.7)%
Retail DSL ARPU (HUF)	13,873	13,272	(4.3)%

Mobile operations

Number of customers (RPC)	678,280	761,780	12.3%
Overall churn rate	5.5%	7.9%	n.a.
MOU	326	336	3.1%
ARPU (HUF)	7,849	6,554	(16.5)%
Number of mobile broadband subscriptions	n.a.	93,216	n.a.
Ratio of non-voice revenues in ARPU	19.7%	23.3%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	7,828	8,156	4.2%

Macedonia	Sep 30, 2008	Sep 30, 2009	% change

Fixed line operations

Voice services
Fixed line penetration	21.6%	19.0%	n.a.
Total voice access	445,660	381,276	(14.4)%
Payphone	1,692	1,638	(3.2)%
Total outgoing traffic (thousand minutes)	960,774	733,142	(23.7)%

Data and TV services
Retail DSL market share (estimated)	81%	81%	n.a.
Number of retail DSL customers	69,512	99,851	43.6%
Number of wholesale DSL access	15,711	19,240	22.5%
Number of total DSL access	85,223	119,091	39.7%
Number of dial-up customers	7,742	2,448	(68.4)%
Number of leased line customers	147	201	36.7%
Number of IPTV customers	0	8,301	n.a.

Mobile operations

Mobile penetration	106.1%	114.6%	n.a.
Market share of T-Mobile Macedonia	58.5%	57.4%	n.a.
Number of customers (RPC)	1,301,183	1,385,716	6.5%
Postpaid share in the RPC base	25.5%	29.3%	n.a.
MOU	95	100	5.3%
ARPU (HUF)	2,600	2,732	5.1%

Montenegro	Sep 30, 2008	Sep 30, 2009	% change

Fixed line operations

Voice services
Fixed line penetration	28.2%	26.1%	n.a.
Total voice access	182,179	175,142	(3.9)%
Total outgoing traffic (thousand minutes)	431,812	322,169	(25.4)%

Data and TV services
Number of retail DSL customers	30,460	49,524	62.6%
Number of wholesale DSL access	0	0	n.a.
Number of total DSL access	30,460	49,524	62.6%
Number of dial-up customers	20,017	8,916	(55.5)%
Number of leased line customers	161	193	19.9%
Number of IPTV customers	12,521	24,581	96.3%

Mobile operations

Mobile penetration (3)	212.0%	226.4%	n.a.
Market share of T-Mobile Crna Gora (3)	31.4%	33.7%	n.a.
Number of customers (RPC)	461,931	550,189	19.1%
Postpaid share in the RPC base	17.1%	17.8%	n.a.
MOU	107	94	(12.1)%
ARPU (HUF)	2,961	2,528	(14.6)%

(1) Including VoIP and VoCable.

(2) Data relates to Magyar Telekom Plc.

(3) Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months.

Interim management report -

Analysis of the Financial Statements

for the nine months ended September 30, 2009

Exchange rate information

The Euro strengthened by 11.2% against the Hungarian Forint (“HUF”) year on year (from 243.17 HUF/EUR on September 30, 2008 to 270.36 HUF/EUR on September 30, 2009). The average HUF/EUR rate increased from 247.69 in the first nine months of 2008 to 283.82 in the same period of 2009.

The U.S. Dollar (“USD”) appreciated by 9.2% against the Hungarian Forint year on year (from 169.15 HUF/USD on September 30, 2008 to 184.79 HUF/USD on September 30, 2009).

The Hungarian Forint weakened year over year by 14.1% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a great extent.

Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case (the “independent investigators”), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”), the U.S. Securities and Exchange Commission (“SEC”) and the Hungarian Supervisory Financial Authority (“HSFA”) of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

In 2007, the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

Hungarian authorities also commenced their own investigations into the Company’s activities in Montenegro. The Hungarian National Bureau of Investigation (“NBI”) has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. On September 21, 2009, the NBI informed the Company that it had extended the scope of its investigation to examine possible misuse of personal data of employees in the context of the internal investigation.  The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law. The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries’ procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, the “Government investigations”). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ’s concern that such dissemination could interfere with the DOJ’s investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its February 27 letter, the DOJ stated that the internal investigation has been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former Magyar Telekom Group employees. According to that public information, these individuals are alleged to have committed an act of “abuse of office and authorizations” in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other.  Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

Magyar Telekom incurred HUF 5.1 bn expenses relating to the investigation in the first three quarters of 2009, which are included in other operating expenses of Group Headquarters.

Neither the Audit Committee nor its counsel has been able to provide sufficient information to the Company’s independent auditors relating to the matters under independent internal investigation, or concerning the impact, if any, of such issues on the financial statements of Magyar Telekom. In the absence of such information, the independent auditors have not been in the position to perform their quarterly review (in accordance with International Standard on Review Engagements 2410). In addition, the Audit Committee has indicated that it cannot evaluate the Company’s financial statements for the Third Quarter.  If the underlying issues are not resolved, the publication and timing of the Company’s future financial statements could be affected.

Lawsuit by minority shareholders

AGM, April 2008

As previously disclosed, on May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our Annual General Meeting on April 25, 2008, including the resolution on the payment of dividends to our shareholders, be rendered ineffective. We paid dividends to our shareholders as approved by the AGM on April 25, 2008. The Metropolitan Court acting as Court of Registry entered the changes resolved by the AGM into the company register.

On May 13, 2009, the first instance Court rendered the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008 ineffective. We were convinced that the first instance Court decision was unfounded and instructed the law firm representing us to appeal against it.

The law firm representing Magyar Telekom submitted an appeal against the first instance ruling, but the appeal was filed after the deadline. The law firm filed a request for acceptance of the late appeal, which request has not yet been decided upon by the second instance Court, which is authorized to do so. In the event the request will be refused by the second instance Court, the appeal will not be taken into consideration and the first instance ruling dated May 13, 2009 will be final and enforceable. In such case, we will address the ruling by passing confirmatory shareholders’ resolutions with respect to the resolutions in question.

As the above mentioned first instance ruling (if becomes final and enforceable) will render the shareholders’ resolutions in question (including the resolution on dividend) ineffective from the date as of which the enforceability of the ruling starts, i.e. from July 7, 2009, the dividend for year 2007 paid by July 6, 2009 will continue to qualify as dividend even in the event the first instance ruling becomes final and enforceable, i.e. the ruling does not result in any obligation of, nor requires any action by, the shareholders.

EGM, June 2009

As previously disclosed, on July 29, 2009 two Hungarian minority shareholders filed a law suit against the Company again, this time requesting the Court to render ineffective the resolutions passed by the Extraordinary General Meeting on June 29, 2009, and the suspension, as an interlocutory measure, of the implementation of resolutions on the approval of the sum due to the shareholders who did not wish to remain shareholders following the merger of two subsidiaries into the Company decided at the general meeting and the resulting opening draft balance sheet and draft merger inventory. Magyar Telekom disagrees with the claim and has been vigorously defending against it. The claimants’ request for the interlocutory measure has been refused by the Court in an order dated September 1, 2009. On August 31, 2009 the Court of Registry registered the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft into Magyar Telekom Nyrt (with the effective date of September 30, 2009), and all the other changes required by the resolutions passed by the Extraordinary General Meeting of Magyar Telekom on June 29, 2009.

We cannot fully exclude that the Company will be required to take other time-consuming and/or expensive corrective actions. Also, we cannot exclude that the matter would have other unforeseen detrimental effects on the Company.

Summary of significant accounting policies

There have been no changes in our accounting policies during 2009. For the summary of our significant accounting policies see Note 2 to the 2008 Consolidated Financial Statements.

New segmental reporting

The Group adopted IFRS 8 in 2009, which resulted in a significant restructuring of the Group’s segment disclosure. The Group restructured the way chief operating decision makers decide on allocation of resources in 2008, which is different from the reportable segments of the Group as per IAS 14. In the structure concluded during 2008, in Hungary the primary focus is on the customer segmentation (consumer / business) rather than on the technology serving the customers (fixed line / mobile).

The structure in Hungary is as follows:

•                  The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

•                  The Business Services Business Unit (“BBU”) provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

•                  The Group Headquarters (“HQ”) is responsible for wholesale services and performs strategic and cross-divisional management and support functions.

•                  The Technology Business Unit (“TBU”) is responsible for the operations and development of both the mobile and fixed network as well as IT management.

•                  An Alternative Businesses and Corporate Development Business Unit (“ABCD”) had been established comprising content, media and other non-access services; it was also responsible for new business development and the coordination of innovative activities. ABCD is not reported as a segment due to its relatively small size compared to the other reportable segments of the Group.

As of September 1, 2009, the new Strategy and Corporate Development Unit has been set up, replacing the former ABCD Business Unit and Group Strategy Directorate.

Foreign operations

The integration of fixed and mobile services has also started in both Macedonia and Montenegro. Less emphasis is put on the segregation by technology, therefore the Group’s activities in Macedonia and Montenegro are reported on a country basis.

In addition to the segments described above, there are a few small foreign subsidiaries not belonging to any reportable segment and not reported separately due to their small size.

Analysis of group income statements

Revenues

Fixed line voice-retail revenues decreased by 16.0% in the first nine months of 2009 compared to the same period last year, mainly driven by lower domestic outgoing traffic revenues and lower subscription fee revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary, but also abroad. However, the significant weakening of HUF against MKD and EUR positively affected subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in the first three quarters of 2009 compared to the same period last year mainly as a consequence of lower fixed to mobile (“F2M”) revenues in Hungary due to the reversal of HUF 8.5 bn provision booked on F2M termination fees in June 2008. In addition, the continuous decline in the number of revenue producing PSTN lines and lower traffic due to strong competition and mobile substitution led to lower domestic outgoing traffic revenues. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages. The proportion of flat-rate packages was 28.6% within the total PSTN customer base of Magyar Telekom Plc. at September 30, 2009. Domestic outgoing traffic revenues in local currencies decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were slightly mitigated by the favorable foreign exchange rate effect.

International outgoing fixed line traffic also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at Makedonski Telekom.

Value added and other services revenues showed a decrease in the first nine months of 2009 as compared to the same period last year mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Magyar Telekom Plc. and at Makedonski Telekom.

Internet revenues of the fixed line operations decreased to HUF 41.7 bn in the first three quarters of 2009 compared to HUF 45.3 bn in the same period of 2008. In Hungary, the number of DSL connections remained stable and reached 630,201 at September 30, 2009, while Cablenet customer base increased by 22.6% to 145,472 by the end of September 2009 compared to a year earlier. Magyar Telekom Plc. accounted for an estimated 57% retail DSL market share and an approximately 19% cable broadband market share at September 30, 2009. The broadband volume increase could not fully compensate the effect of lower prices forced by fierce competition. Since the rebranding in September 2008, the number of T-Home double- and triple-play packages has been increasing resulting in further decrease in tariffs. In Hungary, lower advertisement revenues affected by economic crisis also contributed to the decrease in Internet revenues. These decreases were slightly compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 23.3 bn in the first nine months of 2009 compared to HUF 21.5 bn in the same period of 2008. Higher revenues at Crnogorski Telekom resulted mainly from higher number of leased line customers and increased Global Internet Access (“GIA”) wholesale broadband revenues. This increase was largely intensified by the significant weakening of HUF against EUR. The increase in Makedonski Telekom’s broadband data revenues was primarily attributable to the favorable foreign exchange translation effect and, to a lesser extent, to higher number of domestic leased line customers and new contracts for digital leased lines. These retail volume increases were partly offset by the decline in the number of wholesale broadband leased lines with VIP (the third largest operator in the Macedonian mobile market).

TV revenues amounted to HUF 17.0 bn in the first three quarters of 2009 as compared to HUF 14.1 bn in the same period of 2008. The increase is mainly due to the introduction of satellite TV service in Hungary in November 2008. The number of satellite TV customers has been dynamically increasing and reached 121,563 at September 30, 2009. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased average revenue per user (“ARPU”) and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 14.7% for the nine months ended September 30, 2009 compared to the same period in 2008. The decline in equipment revenues relates primarily to lower revenues at Combridge in connection with sale of network in April 2008. At Makedonski Telekom, the decrease was due to the combined effect of lower sales volume of computers, ADSL modems and phonesets and higher sales volume of trade goods and TV sets. ADSL modem wholesale also decreased at HQ. Lower telecommunications equipment rental revenue at CBU reflects the strong decrease in the number of rented telephone sets. These decreases were partially compensated by higher equipment sale revenue at CBU in line with higher sales volume of personal computers (LaptopNet campaign) in 2009.

Other fixed line revenues decreased by 18.0% in the first three quarters of 2009 compared to last year’s same period. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease partly resulted from lower other revenues at EPT due to decreased number of contact center contracts in the financial sector. The decline at Combridge also contributed to the decrease in other fixed line revenues.

Revenues from mobile telecommunications services amounted to HUF 243.1 bn for the nine months ended September 30, 2009 compared to HUF 245.4 bn for the same period in 2008 (a 0.9% decrease). The small decrease in mobile revenues resulted mainly from significantly lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”), mostly offset by higher non-voice revenues at TMH as well as higher voice revenues at T-Mobile Macedonia (“T-Mobile MK”) strongly affected by favorable movement of average HUF/MKD rate.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 181.7 bn in the first nine months of 2009 as compared to HUF 187.1 bn in the same period of 2008. At TMH, the positive effect of higher customer base could not fully compensate the decline in outgoing per minute fees forced by strong competition. The significant decrease in voice-wholesale revenues reflects decreased termination fees (15% decrease from January 1, 2009) and lower incoming MOU, while declining roaming revenues show primarily the decrease in roaming usage, and, to a lesser extent, the impact of EU roaming regulation. Besides favorable foreign exchange movements, the increase at T-Mobile MK was mainly due to higher voice-retail revenues resulting from higher average customer base and higher MOU, partly offset by decrease in average per minute fees and lower subscription fees.

TMH’s blended average usage per customer per month measured in MOU slightly increased to 153 minutes in the first three quarters of 2009. TMH’s monthly ARPU decreased by 9.6% from HUF 4,124 in the first nine months of 2008 to HUF 3,730 for the same period in 2009, mainly as a result of lower average per minute fees forced by strong competition as well as lower termination and roaming rates.

Mobile penetration reached 117.6% in Hungary and TMH accounts for 44.2% market share in the highly competitive mobile market at September 30, 2009 based on the total number of SIM cards. TMH’s customer base increased by 1.0% year over year. The proportion of postpaid customers increased to 42.3% at September 30, 2009 from 38.3% a year earlier.

Higher non-voice revenues were primarily due to TMH’s increased access revenues boosted by mobile Internet, partly offset by lower messaging revenues. Non-voice revenues already represent 18.7% of total ARPU in the first three quarters of 2009. By the end of September 2009, TMH had 361,395 mobile broadband customers and accounted for a 47.1% market share in the mobile broadband market. At T-Mobile MK, the increase resulted from expanding mobile Internet and content services usage as well as higher number of SMSs.

Mobile equipment and activation revenues showed a 2.4% decrease in the first nine months of 2009 compared to the same period last year mainly due to decreased number of handsets sold at TMH affected by both the economic crisis and high mobile penetration in Hungary. Average sales price per handset increased due to high-end offers (iPhone and multimedia packages), but it did not fully compensate the loss on transaction number. Decreasing equipment revenues at TMH were partly offset by the increase at T-Mobile MK due to higher number of handsets sold despite lower equipment sales ratio and lower average price of handsets.

System Integration (“SI”) and IT revenues slightly increased from HUF 30.1 bn in the first three quarters of 2008 to HUF 30.4 bn in the same period of 2009 as a result of higher outsourcing revenues at BBU (predominantly due to a one-off sale of assets in a finance lease transaction) and also driven by increased application revenues, partly offset by lower infrastructure and prime contracting revenues.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 53.6 bn in the first nine months of 2009 compared to HUF 59.0 bn in the same period of 2008 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 1, 2009 and also by lower volume of traffic. The payments to domestic mobile operators decreased also at Makedonski Telekom due to lower interconnection fees and decreased traffic.

The cost of telecommunications equipment in the first three quarters of 2009 amounted to HUF 27.6 bn compared to HUF 28.0 bn in the same period of 2008. The decrease is mainly due to much lower number of handsets sold in the mobile prepaid segment at CBU, cost of sale of network at Combridge in April 2008 and lower number of ADSL modems sold on wholesale basis. These decreases were largely counterbalanced by higher cost of equipment at T-Mobile MK resulting from higher number of handsets sold in retention campaigns.

Payments to agents and other subcontractors increased by 3.9% in the first nine months of 2009 compared to the same period in 2008. The increase mainly refers to higher content and TV-related payments due to broadcast and royalty fee paid by CBU in connection with satellite TV and IPTV services in 2009.

Employee-related expenses in the first nine months of 2009 amounted to HUF 69.0 bn compared to HUF 72.1 bn in the same period of 2008 (a decrease of 4.4%). The decline in employee-related expenses was predominantly attributable to lower severance expenses. At Magyar Telekom Plc. HUF 1.2 bn severance provision was reversed in the third quarter of 2009. Severance expenses decreased also at Makedonski Telekom and at Crnogorski Telekom, where significant amount of expense was recorded in the first nine months of 2008. At Magyar Telekom Plc., the effect of lower severance expenses was partly mitigated by the higher average employee number (due to the insourcing of rented workforce) and a 5.6% average wage increase from April 1, 2009. The group headcount number increased from 10,564 on September 30, 2008 to 10,826 on September 30, 2009.

Depreciation and amortization decreased by 3.6% to HUF 76.3 bn in the first three quarters of 2009 from HUF 79.2 bn in the same period of 2008. Lower amount of depreciation is mainly driven by the decrease at Magyar Telekom Plc. due to change in the useful life of a number of assets during 2008 and 2009.

Other net operating expenses decreased year over year and amounted to HUF 95.3 bn in the first three quarters of 2009. Other operating expenses - net include HUF 27.1 bn materials and maintenance expenses, HUF 25.9 bn service fees, HUF 10.5 bn marketing expenses, HUF 11.7 bn fees and levies, HUF 8.5 bn consultancy and HUF 11.6 bn other expenses in the first nine months of 2009. Lower other net operating expenses reflect mainly the significant decrease in marketing expenses at CBU due to less intensive advertising activity in 2009 and the cost related to T-Home brand campaign last year. In the third quarter of 2009, Crnogorski Telekom reversed approximately HUF 1 bn provision made in 2007 for litigation in connection with the voluntary leave program. The considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction at ABCD also contributed to the decrease in 2009. These decreases were partly compensated by lower other operating income in 2009 at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak in February 2008. Higher consultancy fees accounted in relation to the ongoing investigation at HQ further offset the decrease in 2009.

Operating Profit

Operating margin for the nine months ended September 30, 2008 was 26.8%, while operating margin for the same period in 2009 was 26.2%. The decrease is due to the fact that while total revenues declined by 4.4%, total operating expenses decreased only by 3.7% (the drivers of which are explained above).

Net financial expenses

Net financial expenses amounted to HUF 25.7 bn in the first three quarters of 2009 compared to HUF 20.7 bn in the same period of 2008. Net financial expenses increased mainly due to higher interest paid by Magyar Telekom Plc. due to increased average interest rate and higher average amount of loans. The significant loss related to derivative transactions in the first nine months of 2009 also increased net financial expenses. Lower net foreign exchange gain accounted in the first nine months of 2009 at Magyar Telekom Plc. was driven by the weakening of HUF against EUR. These increases were partly compensated by higher interest income on bank deposits at Magyar Telekom Plc.

Net financial expenses included HUF 26.4 bn interest expense, HUF 3.6 bn other financial expenses, HUF 0.3 bn net foreign exchange loss and HUF 4.6 bn interest and other financial income in the first three quarters of 2009.

Share of associates’ profits

Share of associates’ profits amounted to HUF -116 million for the nine months ended September 30, 2009 compared to HUF 717 million for the same period in 2008 reflecting the three-quarter profit accounted in 2008 as opposed to one-quarter loss in 2009 at M-RTL.

Income tax

Income tax expense decreased from HUF 24.0 bn in the first three quarters of 2008 to HUF 19.7 bn in the same period of 2009 primarily resulting from lower profit before tax. In addition, further decrease is due to the elimination of tax expenses of our Macedonian subsidiaries for 2009 as a result of the change in tax law (corporate tax must be recorded only at time of dividend payment). These decreases were partly offset by change in the Hungarian tax regime from 2010, which necessitated the recalculation of our deferred tax balances.

Minority interests

Minority interests in the first three quarters of 2009 increased significantly by 26.6% compared to the same period of 2008 and amounted to HUF 13.0 bn. The increase is mainly due to the higher results of Makedonski Telekom and T-Mobile MK, largely resulting from the favorable foreign exchange movements and the change in the Macedonian tax law.

Analysis of group cashflow

Net cash generated from operating activities decreased by 4.0% compared to the first nine months of 2008 and amounted to HUF 147,714 million in the first three quarters of 2009 mainly due to lower EBITDA.

Net cash used in investing activities amounted to HUF 98,834 million in the first three quarters of 2009, while it was HUF 53,700 million for the same period in 2008. This considerable increase in cash outflow is mainly due to the increase in the investments in tangible and intangible assets (mainly satellite TV) and the change in other financial assets (short term deposits).

Net cash used in financing activities amounted to HUF 64,435 million in the first nine months of 2009 compared to HUF 76,207 million in the same period of 2008 due to higher net amount of loan received in 2009.

Contingent liabilities

The most significant contingent liabilities of the Group are described below. No provisions have been recognized for any of these cases as the management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group.

Macedonia

Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4,200 million. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

T-Mobile MK’s dispute with the Macedonian Agency for Electronic Communications (the “Agency”) on frequency fees

T-Mobile MK paid the invoices issued by the Agency for the 2004 and 2005 radio frequency fees, however, the Agency issued further invoices for the same periods in May 2007, which T-Mobile MK is disputing as the management believes that there is no valid legal base for invoicing additional fees. The potential exposure is about HUF 770 million, for which no provision was recognized.

Makedonski Telekom’s dispute on F2M termination fees

In 2005, Makedonski Telekom changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as “ungrounded”. This decision of the Agency was appealed by Cosmofon by filing a law suit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 390 million, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

T-Mobile MK’s base station disputes

T-Mobile MK does not have building permissions for all of its existing base stations and procedures have been initiated against T-Mobile MK for the decommissioning of 195 of its mobile towers. T-Mobile MK appealed against these procedures. Management believes it is unlikely that T-Mobile MK would have to dismantle these base stations and expects to receive the necessary permissions to retain the towers. Management also expects that T-Mobile MK will not be subject to any material fines either. For the above reasons no impairment or provision has been recognized related to these legal disputes.

Prices offered at a Government bid for fixed line telephony services in Macedonia

Based on the Law on Electronic Communications (the “Law”) and upon Cosmofon’s request, the Agency made an inspection at Makedonski Telekom regarding the Government’s tender for procuring fixed line telephone services on September 24, 2009. In its request Cosmofon stated that Makedonski Telekom had submitted an offer with prices that are predatory and not published in its official pricelist. In its written answer, Makedonski Telekom pointed out that the official pricelist contains only the standard prices excluding the special discounts and tariff models. We believe that Makedonski Telekom offered these prices in accordance with the conditions of the relevant bid, taking care that those are not predatory, i.e. the allegations are groundless. The Agency has not responded yet. Should Makedonski Telekom be found in breach of the Law, the potential fine can be as high as 7% of the total annual revenue of Makedonski Telekom for 2008, i.e. the maximum amount of the fine may reach HUF 3 bn.

Montenegro

Employee salary dispute in Montenegro

405 employees initiated a legal proceeding against Crnogorski Telekom and T-Mobile Crna Gora, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the regulation of this matter by the Collective Bargaining Agreement (“CBA”). Management’s view is that automatic salary increase is not established in the CBA, therefore management believes that the Group will not be subject to any compensations payable. The maximum exposure is approximately HUF 400 million, for which no provision has been recognized.

Analysis of segment results

The sum of the financial results of the segments presented below does not equal to the group financial results because of intersegment eliminations and because not all of the Group’s subsidiaries have been assigned to reportable segments.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the group’s financial statements.

CBU

The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

HUF millions	9 months ended Sep 30, 2008	9 months ended Sep 30, 2009	Change (%)
Voice revenues	68,559	59,136	(13.7)
Internet revenues	24,624	22,604	(8.2)
TV revenues	13,802	15,869	15.0
Other fixed line and SI/IT revenues	2,549	2,148	(15.7)
Total fixed line and SI/IT revenues	109,534	99,757	(8.9)

Voice revenues	114,670	107,998	(5.8)
Non-voice revenue	19,948	21,027	5.4
Other mobile revenues	12,292	11,719	(4.7)
Total mobile revenues	146,910	140,744	(4.2)

Total revenues	256,444	240,501	(6.2)

EBITDA	149,570	140,189	(6.3)
Operating profit	143,596	133,109	(7.3)
Investments in tangible and intangible assets	6,243	20,198	223.5

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

Revenues in CBU decreased by 6.2% year over year driven by lower fixed line and mobile voice revenues, partly compensated by higher TV and mobile non-voice revenues.

Fixed line voice-retail revenues experienced a decline mainly due lower subscription revenues resulting from the decrease in the average number of fixed lines. The decrease is also due to lower F2M outgoing traffic revenues driven by the reversal of the HUF 3.1 bn provision booked on F2M termination fees in June 2008. In addition, outgoing domestic and international traffic revenues also declined due to price discounts, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution.

Internet revenues decreased by 8.2% in the first nine months of 2009 compared to the same period last year mainly driven by lower broadband revenues as the increase in subscriber base could only partly counterbalance the effect of lower prices forced by fierce competition mainly from cable and mobile operators.

The decreases in fixed line voice and Internet revenues were slightly compensated by higher TV revenues which on the one hand resulted from the successful introduction of satellite TV service in November 2008 and, on the other hand, from higher IPTV revenues driven by larger customer base. The satellite TV customer base has been increased to 121,563 by the end of September 2009 and the number of IPTV customers increased by 186.2% by September 30, 2009 compared to a year earlier. These increases were partly offset by lower Cable TV revenues influenced by lower ARPU and decreased customer number.

Mobile voice revenues decreased by 5.8% year over year partly due to lower voice-wholesale revenues driven by the decrease in termination fees from January 1, 2009 and lower incoming minutes. Since increased average customer base could not compensate the decrease in outgoing tariff levels, voice-retail traffic revenues also declined. Lower roaming revenues reflect decreased traffic and also the impact of roaming fee regulation in the European Union. Other mobile revenues decreased as a result of lower number of mobile handsets sold, partly compensated by higher average handset prices. These decreases were slightly compensated by the increase in non-voice revenues driven by higher access revenues in line with wider usage of mobile Internet.

Operating profit of the CBU decreased by 7.3%. While total revenues decreased by 6.2%, operating expenses declined only by 4.8% owing to lower voice-related payments, lower other net operating expenses, slightly offset by higher payments to agents and other subcontractors. The significant increase in investments in tangible and intangible assets is mainly due to the increase in satellite TV service, and, to a lesser extent, to the higher purchase prices of assets resulting from the weakening of the HUF.

BBU

Business Services Business Unit (“BBU”) provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

HUF millions	9 months ended Sep 30, 2008	9 months ended Sep 30, 2009	Change (%)
Voice revenues	25,754	17,979	(30.2)
Other fixed line revenues	20,142	19,151	(4.9)
Total fixed line revenues	45,896	37,130	(19.1)

Voice revenues	36,399	33,342	(8.4)
Non-voice revenue	9,148	10,141	10.9
Other mobile revenues	7,236	7,029	(2.9)
Total mobile revenues	52,783	50,512	(4.3)

SI/IT revenues	31,908	35,856	12.4

Total revenues	130,587	123,498	(5.4)

EBITDA	71,050	60,431	(14.9)
Operating profit	65,908	56,087	(14.9)
Investments in tangible and intangible assets	4,619	2,127	(54.0)

Total revenues of BBU decreased by 5.4% in the first three quarters of 2009 as compared to the same period last year primarily driven by lower fixed line and mobile voice revenues, offset by higher SI/IT revenues to a large extent.

Fixed line voice-retail revenues decreased mainly as a consequence of the reversal of the HUF 5.4 bn F2M provision in June 2008. Besides this, declining outgoing domestic and international traffic revenues reflect the erosion both in the customer base and traffic. Lower subscription fee revenues were in line with decreased average number of fixed lines.

Mobile voice revenues decreased by 8.4% year over year due to lower voice-retail revenues as a result of significantly lower average per minute fee, partly compensated by higher average customer base. Lower voice-wholesale revenues reflect decreased traffic and also the regulation impact on wholesale interconnection fees. These decreases were partly offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base.

The increase in SI/IT revenues resulted primarily from higher outsourcing revenues.

While total revenues of BBU decreased by 5.4%, operating expenses increased by 4.2% year over year resulting in 14.9% lower operating profit. Operating expenses increased mainly due to higher SI/IT-related payments in line with higher SI/IT revenues.

HQ

The Group Headquarters (“HQ”) is responsible for

i)                                         headquarters functions (management and support);

ii)                                      wholesale services;

iii)                                   shared services (back-office and non-core shared services within the company);

iv)                                  our Points of Presence (PoPs) in South-Eastern Europe.

HUF millions	9 months ended Sep 30, 2008	9 months ended Sep 30, 2009	Change (%)
Voice-wholesale revenues	16,272	14,148	(13.1)
Other fixed line and SI/IT revenues	29,202	27,138	(7.1)
Total fixed line and SI/IT revenues	45,474	41,286	(9.2)

Voice-wholesale revenues	58,358	49,133	(15.8)
Other revenues	10,484	10,350	(1.3)
Total mobile revenues	68,842	59,483	(13.6)

Total revenues	114,316	100,769	(11.9)

EBITDA	(10,111)	(12,245)	(21.1)
Operating profit	(16,862)	(18,489)	(9.6)
Investments in tangible and intangible assets	2,525	1,996	(21.0)

The inclusion of secondary revenues and expenses mentioned earlier significantly affects the level of wholesale revenues and expenses of the segments, especially in the case of HQ.

Wholesale revenues (both fixed line and mobile) at HQ include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the HQ include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Total revenues of HQ dropped by 11.9% reflecting primarily lower fixed line and mobile voice-wholesale revenues due to lower mobile termination fees from January 1, 2009 and lower interconnection fees from April 26, 2008. In addition, the wholesale traffic decreased as well. These negative effects were partly mitigated by favorable foreign exchange movements in case of the international incoming revenues.

Other fixed line revenues include mainly wholesale Internet, data and other revenues. Wholesale Internet revenues declined due to price decreases of xDSL lines and lower gross additions. Other fixed line revenues declined also at Combridge in the first three quarters of 2009.

Operating expenses decreased by 9.1% mainly due to lower voice-related payments in line with lower voice-wholesale revenues. In addition, employee related expenses also declined due to the reversal of HUF 1.2 bn severance provision. The decrease was mitigated by higher material and maintenance expenses as well as higher investigation-related consultancy fees. The decrease in total revenues was higher than the decrease in operating expenses and this resulted in higher operating loss in the first three quarters of 2009.

Technology Business Unit

Technology Business Unit (“TBU”) performs the mobile and fixed network management and development activities as well as IT management.

HUF millions	9 months ended Sep 30, 2008	9 months ended Sep 30, 2009	Change (%)
Total revenues	7,869	8,058	2.4

EBITDA	(36,093)	(33,030)	8.5
Operating profit	(83,565)	(74,869)	10.4
Investments in tangible and intangible assets	34,448	35,885	4.2

The Technology Business Unit derives its revenues mainly from

i)                                         network operations services provided to DT;

ii)                                      provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

iii)                                   provision of IT support, network maintenance and consulting services to subsidiaries;

iv)                                  network construction and maintenance services to external parties.

TBU is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant operating loss for this segment.

Depreciation represents about half of the operating expenses of TBU. Other significant expense types include employee-related expenses, maintenance costs of telecommunications equipments, IT support expenses (including license costs) and concession fees.

Operating expenses of the Technology Business Unit significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Improved operating results mainly resulted from lower depreciation and amortization as a consequence of the change in the useful life of a number of assets during 2008 and 2009. Lower material and maintenance expenses as well as lower other service fees also favorably affected operating results in the first nine months of 2009.

Macedonia

HUF millions	9 months ended Sep 30, 2008	9 months ended Sep 30, 2009	Change (%)
Total fixed line and SI/IT revenues	27,268	28,280	3.7

Total mobile revenues	29,088	35,047	20.5

Total revenues	56,356	63,327	12.4

EBITDA	31,076	35,306	13.6
Operating profit	22,063	25,103	13.8
Investments in tangible and intangible assets	7,753	8,346	7.6

The result of our Macedonian operations in HUF terms was strongly affected by the weakening of HUF against MKD by 14.1% on average year over year. Total revenues increased mostly as a result of higher revenues of T-Mobile MK.

Fixed line voice revenues decreased in MKD terms mainly as a result of lower voice-retail traffic revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. Higher Internet revenues were boosted by much higher DSL connections reaching 119,091 at September 30, 2009 as compared to 85,223 a year earlier. The increase in data revenues was owing to higher number of domestic leased line contracts and new digital leased lines.

Total revenues of T-Mobile MK increased mainly due to higher voice-retail revenues resulting from higher average customer base and increased MOU, partly offset by lower per minute fees and lower subscription fees. T-Mobile MK’s subscriber base increased by 6.5% and reached 1,385,716 on September 30, 2009. T-Mobile MK had a 57.4% share in the Macedonian mobile market and mobile penetration was 114.6% at the end of September 2009. Higher voice-wholesale and non-voice revenues also positively affected total mobile revenues.

Total operating expenses of our Macedonian operations increased by 11.5% deriving mainly from higher other net operating expenses (sale of Montmak in February 2008), as well as increased cost of equipment (higher number of mobile handsets sold and increased average cost of handsets). These increases were partly compensated by lower employee-related expenses driven by severance payments in June 2008.

Montenegro

HUF millions	9 months ended Sep 30, 2008	9 months ended Sep 30, 2009	Change (%)
Total fixed line and SI/IT revenues	12,667	13,845	9.3

Total mobile revenues	12,468	12,555	0.7

Total revenues	25,135	26,400	5.0

EBITDA	8,137	10,535	29.5
Operating profit	3,983	5,499	38.1
Investments in tangible and intangible assets	2,083	2,688	29.0

Total results of the Montenegrin operations were positively affected by the favorable change of the average HUF/EUR rate year over year.

In EUR terms, total fixed line and SI/IT revenues decreased mainly deriving from lower voice-wholesale revenues relating to the ceasing of transit traffic from Promonte and lower voice-retail revenues due to significantly lower outgoing traffic and loss of lines as a consequence of mobile substitution. These decreases were only partially offset by higher TV revenues (enlarged IPTV subscriber base), higher Internet revenues (increased DSL connections) as well as increase in data revenues (higher number of leased line customers).

While in EUR terms T-Mobile CG’s revenues decreased, the above mentioned weakening of HUF against EUR had positive effect on the revenues in HUF terms. Visitor revenues dropped as a consequence of significant decrease in visitor minutes. Lower voice wholesale revenues resulted from declining traffic, partly compensated by increased SMS and MMS interconnection fees. Lower voice-retail revenues were due to decrease in average per minute fees and in MOU, partially offset by higher average customer base. These decreases were mitigated by higher non-voice revenues boosted by higher mobile Internet usage.

Operating profit showed a 38.1% increase in the first three quarters of 2009 compared to the same period last year. While total revenues increased, operating expenses slightly declined due to the combined effect of lower net other operating expenses and higher depreciation and amortization.

Significant events between the end of the quarter and the publishing of the “Interim management report”

None.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, November 5, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: November 5, 2009